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                 August 18, 2022

       Mark Doerr
       Chief Executive Officer
       MedAvail Holdings, Inc.
       6665 Millcreek Dr. Unit 1
       Mississauga, Ontario L5N-5M4

                                                        Re: MedAvail Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on August 12,
2022
                                                            File No. 333-266842

       Dear Mr. Doerr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Taylor Beech at 202-551-4515 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services